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                                                              Exhibit 99.B.23(m)


                                    McM FUNDS
                                  on behalf of

                       McM Intermediate Fixed Income Fund
                              McM Fixed Income Fund
                                McM Balanced Fund
                           McM Equity Investment Fund
                  (each, a "Fund" and collectively the "Funds")

                        Rule 12b-1 Distribution Plan for
                                 Class Z Shares


         The following Distribution Plan (the "Plan") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Act") by McM Funds (the "Trust") for the Class Z shares of the McM Intermediate Fixed Income Fund, McM Fixed Income Fund, McM Balanced Fund and McM Equity Investment Fund series of the Trust and any separate series of the Trust hereinafter organized. The Plan has been approved by a majority of the Trust's Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such Plan.

         In reviewing the Plan, the Board of Trustees determined that the adoption of the Plan would be prudent and in the best interests of the Trust and its shareholders. Such approval included a determination that in the exercise of their reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit the Trust and its shareholders. The Plan has also been approved by a vote of the sole initial shareholder of the Class Z shares of the Trust.

         The provisions of the Plan are:

         1. (a) Class Z shares of the Trust shall reimburse McMorgan & Company (the "Advisor"), the Distributor or others for all expenses incurred by such parties in the promotion and distribution of the Class Z shares of the Trust, including but not limited to, the printing of prospectuses and reports used for sales purposes, expenses of preparation of sales literature and related expenses, advertisements, and other distribution-related expenses, as well as any distribution fees paid to securities dealers or others who have executed a selling agreement with the Trust on behalf of Class Z shares or the Distributor. The maximum aggregate amount which may be reimbursed by Class Z shares of the Trust to such parties pursuant to this paragraph herein shall be 0.25% per annum of the average daily net assets of the Class Z shares. Said reimbursement shall be paid monthly by the Funds' Class Z shares to such parties.
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         2. The amount set forth in paragraph 1 of the Plan shall be paid for the Distributor's services and expenses as the principal distributor of the Class Z shares and shall be used by the Distributor to furnish, or cause or encourage others to furnish, services and incentives in connection with the promotion, offering and sale of Class Z shares, and where suitable and appropriate, the retention of Class Z shares by shareholders, and in connection therewith may be spent on, among other things, compensation to and expenses (including overhead and telephone expenses) of account executives or other employees of the Advisor, the Distributor or other broker-dealers who engage in or support the distribution of the Class Z shares; pension administration firms that provide distribution and shareholder related services, financial planners, certified public accountants, recordkeeping firms and other financial intermediaries that provide distribution and shareholder related services; printing of prospectuses and reports for other than existing shareholders; advertising; preparation, printing and distribution of sales literature; and allowances to other broker-dealers and other financial intermediaries.

         3. The Plan shall not take effect until it has been approved by (a) a vote of at least "a majority of the outstanding voting securities" (as defined in the Act) of each Fund, and (b) a majority vote of both (i) the Board, and
(ii) the Independent Trustees, cast in person at a meeting called for the purpose of voting on the Plan.

         4. The Plan and any related agreements shall continue in effect for so long as such continuance is specifically approved at least annually by a majority of both (a) the Board, and (b) the Independent Trustees, cast in person at a meeting called for the purpose of voting thereon.

         5. In each year that the Plan remains in effect, any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan or their designated agent shall prepare and furnish to the Board, and the Board shall review, at least quarterly, written reports, complying with the requirements of Rule 12b-1 under the Act, of the amounts expended under the Plan and the purposes for which such expenditures were made. All distribution expenses in excess of the fee rate provided for in paragraph 1 of this Plan may be carried forward for three years and included in the reports submitted in a subsequent fiscal year.

         6. The Plan may be terminated at any time, without penalty, by a majority vote of the Independent Trustees or by a "vote of a majority of the outstanding voting securities" (as defined in the Act) of each Fund, and any agreement related to the Plan must likewise be terminable on not more than sixty
(60) days' written notice. Once terminated, no further payments shall be made under the Plan notwithstanding the existence of any unreimbursed current or carried forward distribution expenses. Any agreement related to the Plan will terminate automatically in the event of an assignment as that term is defined in the Act. Agreements entered into between the Distributor and service providers or brokers or other persons enumerated under paragraph 2 are not considered "agreements relating to the Plan" so that ownership changes in the parties to these agreements will not result in an assignment as that term is defined in the Act.
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         7. The Plan may not be amended in order to increase materially the amount of distribution expenses provided for in paragraph 1 above unless such amendment is approved by the shareholders in the manner provided in subparagraph 3(a) above, and no material amendment to the Plan shall be made unless approved by the Board and the Independent Trustees in the manner provided in subparagraph 3(b) above.


         8. While the Plan shall be in effect, the selection and nomination of Trustees of the Trust who are not "interested persons" (as defined in the Act) of the Trust shall be committed to the discretion of the Trustees then in office who are not "interested persons" of the Trust.


         9. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, or the agreements or such reports, as the case may be, the first two years in an easily accessible place.





Adopted August 18, 1999
Amended February 17, 2000
Amended August 22, 2000